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As filed with the Securities and Exchange Commission on May 6, 2003                        Registration No. 333-104122

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Post-Effective Amendment No. 1 to
FORM F-8
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

GREAT-WEST LIFECO INC.
(Exact name of registrant as specified in its charter)
 Not applicable
(Translation of registrant's name into English (if applicable))

Canada (Province or other jurisdiction of incorporation or organization)	6719, 6311, 6321, 6331 (Primary Standard Industrial Classification Code Number (if applicable))	Not Applicable (I.R.S. employer identification number (if applicable))

100 Osborne Street North, Winnipeg, Manitoba R3C 3A5, Canada (204) 946-1190
(Address and telephone number of registrant's principal executive offices)

Great-West Life & Annuity Insurance Company, Attention: Mitchell T.G. Graye, Executive Vice President and Chief Financial Officer, 8515 East Orchard Road, Englewood, Colorado 80111 (303) 689-3000
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies to:
Daniel S. Sternberg, Esq.
David I. Gottlieb, Esq.
Cleary, Gottlieb, Steen & Hamilton
One Liberty Plaza
New York, New York 10006
(212) 225-2000

Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after this Registration Statement becomes effective.

        This Registration Statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction's shelf prospectus offering procedures, check the following box. ☐

CALCULATION OF THE REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)		Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)

Common Shares	14,343,834	(4)	N/A	$450,967,088.00	$36,483.24
Non-Cumulative First Preferred Shares, Series E	5,997,600		N/A
Non-Cumulative First Preferred Shares, Series F	1,999,200		N/A

(1)
Maximum number of Common Shares, Non-Cumulative First Preferred Shares, Series E and Non-Cumulative First Preferred Shares, Series F issuable pursuant to the offer to shareholders of Canada Life Financial Corporation ("Canada Life") with registered addresses in the United States.
(2)
Determined pursuant to General Instructions IV.F, IV.H(1), IV.H(3) and IV.H(4) of Form F-8 based upon (i) the maximum number of Common Shares, Non-Cumulative First Preferred Shares, Series E and Non-Cumulative First Preferred Shares, Series F issuable to persons holding common shares of Canada Life with registered addresses in the United States, and the average of the high and low prices of common shares of Canada Life on the Toronto Stock Exchange on March 10, 2003 expressed in U.S. dollars ($28.87 per share, based on the exchange rate on March 24, 2003, which was Canadian $1.00 equal to U.S. $0.675447 and U.S. $1.00 equal to Canadian $1.4805) and (ii) the maximum number of Common Shares issuable to participants in Canada Life Financial Corporation's Stock Option Plan with registered addresses in the United States as described in note (4) below, and the average of the high and low prices of common shares of Canada Life on the Toronto Stock Exchange on April 17, 2003 expressed in U.S. dollars ($31.06 per share, based on the exchange rate on May 1, 2003, which was Canadian $1.00 equal to U.S. $0.70467 and U.S. $1.00 equal to Canadian $1.4191).
(3)
The registrant has previously paid $35,720.26.
(4)
Includes up to 359,804 Common Shares issuable upon exercise of Canada Life options not previously exercised for a period of 45 days following the closing of the transaction described in this Registration Statement.

        If, as a result of stock splits, stock dividends or similar transactions, the number of securities purported to be registered on this Registration Statement changes, the provisions of Rule 416 shall apply to this Registration Statement.

PART I

INFORMATION REQUIRED TO BE DELIVERED

TO OFFEREES OR PURCHASERS

Item 1. Home Jurisdiction Document

        See the Canada Life Management Proxy Circular, dated March 22, 2003, and Form of Proxy filed by the registrant on March 28, 2003 and the documents attached, consisting of (i) Letter of Election Form, (ii) Letter of Election and Transmittal Form, (iii) Letter dated May 6, 2003 to participants in Canada Life Financial Corporation's Stock Option Plan who hold Canada Life Options with Stock Appreciation Rights, (iv) Letter dated May 6, 2003 to participants in Canada Life Financial Corporation's Stock Option Plan who hold Canada Life Options without Stock Appreciation Rights, (v) Letter dated May 6, 2003 from David A. Nield, Chairman and CEO of Canada Life, to Canada Life shareholders (for beneficial shareholders), (vi) Letter dated May 6, 2003 from David A. Nield, Chairman and CEO of Canada Life, to Canada Life shareholders (for registered shareholders), (vii) Questions and Answers Related to the Election Form, (viii) Guide to Completing the Letter of Election and Transmittal Form (for Certificated Shareholders only) and (ix) Guide to Completing the Letter of Election and Transmittal Form (for Ownership Statement Shareholders only).

Item 2. Informational Legends

        See cover page of the Canada Life Management Proxy Circular dated March 22, 2003.

Item 3. Incorporation of Certain Information by Reference

        Not applicable.

Item 4. List of Documents Filed with Commission

        See "Documents Filed as Part of the U.S. Registration Statement" on the cover page of the attached Canada Life Management Proxy Circular dated March 22, 2003.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Indemnification of Directors, Officers and Controlling Persons

        Pursuant to a resolution of the Executive Committee of the Board of Directors of the registrant ("Lifeco") approved on October 28, 1998, Lifeco shall indemnify each of its directors and officers, each of its former directors and officers and each person who acts or has acted at Lifeco's written request as a director or officer of another entity, and the heirs and personal representatives of such director, officer or person against all costs, charges and expenses, including any amount paid to settle an action or satisfy a judgment reasonably incurred by such director, officer or person in respect of any civil, criminal or administrative action or proceeding to which such director, officer or person is made a party by reason of being or having been a director or officer of Lifeco or such entity, if (a) such director, officer or person acted, or refrained from acting, honestly and in good faith with a view to the best interest of Lifeco, and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, such director, officer or person had reasonable grounds for believing that the conduct of such director, officer or person was lawful; provided that the foregoing indemnification will not apply in respect of an action by or on behalf of Lifeco to procure a judgment in its favor. In addition, Lifeco may from time to time indemnify any person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or on behalf of Lifeco) by reason of the fact that such person is or was a director, officer, employee or agent of Lifeco, or is or was serving, at the request of Lifeco, as a director, officer, employee or agent of or participant in another corporation, partnership, joint venture, trust or other enterprise, against expenses (including legal fees), judgments, fines, and any other amount actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted honestly and in good faith with a view to the best interests of Lifeco and, with respect to any criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his or her conduct was lawful.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to the directors, officers or persons controlling Lifeco pursuant to the foregoing provisions, Lifeco has been informed that in the opinion of the U.S. Securities and Exchange Commission ("Commission") such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

PART III

UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

Item 1. Undertakings

        Lifeco undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-8 or to transactions in said securities.

Item 2. Consent to Service of Process

        Lifeco has previously filed with the Commission an Appointment of Agent for Service of Process and Undertaking on Form F-X in connection with this Registration Statement.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, Lifeco certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Winnipeg, Province of Manitoba, Country of Canada, on May 6, 2003.

GREAT-WEST LIFECO INC.
By:	/s/ SHEILA A. WAGAR Name: Sheila A. Wagar Title: Vice President, Counsel and Secretary, Canada

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
* William T. McCallum	Co-President and Chief Executive Officer and Director (Principal Executive Officer)	May 6, 2003
* Raymond L. McFeetors	Co-President and Chief Executive Officer and Director (Principal Executive Officer)	May 6, 2003
* William W. Lovatt	Vice President, Finance, Canada (Principal Financial and Accounting Officer)	May 6, 2003
Gail S. Asper	Director
* James W. Burns	Director	May 6, 2003
Orest T. Dackow	Director
André Desmarais	Director
Paul Desmarais, Sr.	Director

* Paul Desmarais, Jr.	Director
Robert Gratton	Director
Charles H. Hollenberg	Director
* Daniel Johnson	Director	May 6, 2003
* Kevin P. Kavanagh	Director	May 6, 2003
J. Blair MacAulay	Director
Donald F. Mazankowski	Director
* Randall L. Moffat	Director	May 6, 2003
* Jerry E.A. Nickerson	Director	May 6, 2003
* R. Jeffrey Orr	Director	May 6, 2003
* Gordon F. Osbaldeston	Director	May 6, 2003
P. Michael Pitfield	Director
Michel Plessis-Belair	Director

* Guy St-Germain	Director	May 6, 2003
* Gérard Veilleux	Director	May 6, 2003
*By:	/s/ SHEILA A. WAGAR Name: Sheila A. Wagar Title: Attorney-in-Fact

        Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, as amended, the undersigned has signed this Registration Statement, solely in the capacity of the duly authorized representative of Great-West Lifeco Inc. in the United States, in the City of Englewood, State of Colorado, United States on this 6th day of May, 2003.

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

By:	/s/ MITCHELL T.G. GRAYE
Name: Mitchell T.G. Graye Title: Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
1.1	Canada Life press release dated March 28, 2003*
1.2	Canada Life Management Proxy Circular (included in Part I of this Registration Statement)*
1.3	Form of Proxy (included in Part I of this Registration Statement)*
1.4	Letter of Election Form (included in Part I of this Registration Statement)†
1.5	Letter of Election and Transmittal Form (included in Part I of this Registration Statement)†
1.6	Letter dated May 6, 2003 to participants in Canada Life Financial Corporation's Stock Option Plan who hold Canada Life Options with Stock Appreciation Rights (included in Part I of this Registration Statement)†
1.7	Letter dated May 6, 2003 to participants in Canada Life Financial Corporation's Stock Option Plan who hold Canada Life Options without Stock Appreciation Rights (included in Part I of this Registration Statement)†
1.8	Letter dated May 6, 2003 from David A. Nield, Chairman and CEO of Canada Life, to Canada Life shareholders (for beneficial shareholders) (included in Part I of this Registration Statement)†
1.9	Letter dated May 6, 2003 from David A. Nield, Chairman and CEO of Canada Life, to Canada Life shareholders (for registered shareholders) (included in Part I of this Registration Statement)†
1.10	Questions and Answers Related to the Election Form (included in Part I of this Registration Statement)†
1.11	Guide to Completing the Letter of Election Form (for Certificated Shareholders only) (included in Part I of this Registration Statement)†
1.12	Guide to Completing the Letter of Election Form (for Ownership Statement Shareholders only) (included in Part I of this Registration Statement)†
2.1	Transaction Agreement between Great-West Lifeco Inc. and Canada Life Financial Corporation, dated February 14, 2003*
2.2	Dissent Rights Agreement (included in Part I of this Registration Statement)*
3.1	Renewal Annual Information Form of Canada Life Financial Corporation dated March 22, 2003 for the fiscal year ended December 31, 2002*
3.2	Management's Discussion and Analysis of the financial results of Canada Life Financial Corporation for the three years ended December 31, 2002, 2001 and 2000*
3.3	Audited consolidated financial statements of Canada Life Financial Corporation and notes thereto, as at December 31, 2002, 2001, and for each of the three years ended December 31, 2002, 2001 and 2000, together with the report of the auditors' thereon and the report of the appointed actuary*
3.4	Proxy Circular of Canada Life Financial Corporation, dated March 15, 2002 for its annual meeting of shareholders held on May 2, 2002, other than the sections entitled "Human Resources Committee Report or Executive Compensation" and "Share Performance Graph"*
3.5	Material change reports of Canada Life Financial Corporation dated December 9, 2002, December 27, 2002, January 13, 2003, February 17, 2003 and February 24, 2003*

3.6	Annual Information Form of Great-West Lifeco Inc., dated April 25, 2002*
3.7(a)	Management's Discussion and Analysis of the financial results of Great-West Lifeco Inc. for the year ended December 31, 2001*
3.7(b)	Glossary of Insurance and Financial Terms*
3.8	Audited consolidated comparative financial statements of Great-West Lifeco Inc. and the notes thereto as at and for the year ended December 31, 2002 and the report of the auditors thereon*
3.9	Management's Discussion and Analysis of the financial results of Great-West Lifeco Inc. for the year ended December 31, 2002*
3.10	Management Proxy Circular of Great-West Lifeco Inc., dated March 8, 2002 with respect to the annual meeting of its shareholders held on April 25, 2002, except for the sections entitled "Executive Compensation — Composition of the Compensation Committees" on pages 11 and 12 of such circular, "Executive Compensation — Report on Executive Compensation" on pages 12 and 13 of the circular and the graph titled "Five Year Total Shareholder Return Comparison" on pages 13 and 14 of such circular*
3.11	Material change report of Great-West Lifeco Inc., dated February 24, 2003*
4.1	Consent of Credit Suisse First Boston LLC*
4.2	Consent of BMO Nesbitt Burns Inc.*
4.3	Consent of McCarthy Tétrault LLP*
4.4	Consent of LeBoeuf, Lamb, Greene & MacRae, LLP*
4.5	Consent of Slaughter and May*
4.6	Consent of Arthur Cox*
4.7	Consent of Deloitte & Touche LLP†
4.8	Consent of Ernst & Young LLP†
4.9	Consent of D. Allen Loney*
4.10	Consent of Blake, Cassels & Graydon LLP*
4.11	Powers of Attorney (included on the signature page of this Registration Statement)*

        * Previously filed

        † Filed herewith

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

EXHIBITS
TO
POST-EFFECTIVE AMENDMENT NO. 1 TO
FORM F-8

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

GREAT-WEST LIFECO INC.

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PART I INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
PART III UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS
SIGNATURES
EXHIBIT INDEX